Mutual Fund Investment Trust

Pursuant to Rule 35d-1 under the Investment
Company Act of 1940, as amended, the following
Funds changed their investment policies to invest, under normal conditions, at least 80% of their net assets, plus the amount of borrowings for investment purposes, in the types of investments suggested by their names: JPMorgan Core Equity Fund, JPMorgan
Equity Growth Fund, JPMorgan Equity Income Fund and JPMorgan Mid Cap Growth Fund.